                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    --------

                                  SCHEDULE 13D
                                (RULE 13D - 101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                               (AMENDMENT NO. 1)*

                              POWERCERV CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   73931P 10 5
                                 (CUSIP Number)

                               DAVID A. STRAZ, JR.
                     4805 SWANN AVENUE, TAMPA, FLORIDA 33609
                                 (813) 282-3252
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 AUGUST 31, 2001
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 6 Pages

-------------------
         * The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 78931P                                                                                         PAGE 2 OF 6 PAGES



1             NAME OF REPORTING PERSONS: DAVID A. STRAZ, JR.
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (a) [ ]
                                                                                                                 (b) [ ]
3             SEC USE ONLY

4             SOURCE OF FUNDS*
              00

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) OR 2(e)                                                                                     [ ]

6             CITIZENSHIP OR PLACE OF ORGANIZATION
              David A. Straz, Jr. is a United States citizen

                         7          SOLE VOTING POWER
                                    Warrants for the purchase of 222,222 shares of Series C Convertible
       NUMBER OF                    Preferred Stock, par value $.001 per share, which are presently
        SHARES                      exercisable.
     BENEFICIALLY
       OWNED BY          8          SHARED VOTING POWER
         EACH                       -0-
       REPORTING
      PERSON WITH        9          SOLE DISPOSITIVE POWER
                                    Warrants for the purchase of 222,222 shares of Series C
                                    Convertible Preferred Stock, par value $.001 per share,
                                    which are presently exercisable.

                        10          SHARED DISPOSITIVE POWER
                                    -0-

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              Warrants for the purchase of 222,222 shares of Series C Convertible Preferred Stock.

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                 [ ]

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              15.8% of Common Stock, assuming exercise of warrants and conversion of the Preferred Stock into Common Stock.

14            TYPE OF REPORTING PERSON*
              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 78931P                                               PAGE 3 OF 6 PAGES


                                  INTRODUCTION

         This statement on Schedule 13D (the "Statement") constitutes Amendment No. 1 to the filing of an original Schedule 13D filing by David A. Straz, Jr., an individual residing in Florida (the "Reporting Person"). This Amendment No. 1 is being filed in connection with the disposition of 222,222* shares of Common Stock, par value $.01 per share (the "Common Stock"), of PowerCerv Corporation, a Florida corporation (the "Company"), which were held by the Straz Family Limited Partnership, the general partner of which is Charter Investment Corp. Such 222,222 shares were transferred to John S. McMullen, an individual, on August 31, 2001. Concurrently with such disposition, the Reporting Person acquired warrants for the purchase of 222,222 shares of the Company's Class C Convertible Preferred Stock, par value $.01 per share, which are exercisable immediately and until one year from the date of grant thereof. The exercise price is $1.00 per share. The purpose of such transaction was to divest the shares.

ITEM 1.  SECURITY AND ISSUER

         Previous disclosure unchanged, except that this statement also relates to the Company's Class C Convertible Preferred Stock, par value $0.01 per share (the "Preferred Shares").

ITEM 2.  IDENTITY AND BACKGROUND

         Previous disclosure unchanged, except that on June 9, 1999 the shares of Common Stock were transferred to the Straz Family Limited Partnership, the General Partner of which is Charter Investment Corp. The Reporting Person continues to claim sole beneficial ownership of the interests of the Straz Family Limited Partnership.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Previous disclosure unchanged, except that the consideration received in connection with the divestiture of shares of Common Stock held by the Reporting Person was $277,777.50 paid in immediately available funds by John S. McMullen, the purchaser, the source of which the Reporting Person believes was bank financing and other sources. The Company issued warrants for the Preferred Shares in connection with the Reporting Person's divestiture to Mr. McMullen. No additional consideration was paid in connection with the grant of the warrants.

ITEM 4.  PURPOSE OF TRANSACTION

         Previous disclosure unchanged, except that the purpose of the transaction disclosed in this Amendment was simply to divest the shares.


*These shares were reported on the original 13D filing as an acquisition of 2,075,000 shares which, as a result of a reverse stock split, now number 222,222 shares.

                                  SCHEDULE 13D

CUSIP NO. 78931P                                               PAGE 4 OF 6 PAGES


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5.(a) The Reporting Person now only owns warrants for the purchase of 222,222 Preferred Shares which, upon exercise of the warrants and conversion of the Preferred Shares in Common Stock, would represent 15.8% of the outstanding Common Stock.

         Item 5.(b)        Number of shares of which the Reporting Person has:

                                    (i)      sole power to vote or direct vote:
                                             222,222 Preferred Shares if
                                             warrants exercised.
                                    (ii)     shared power to vote or direct
                                             vote: None
                                    (iii)    sole power to dispose or direct
                                             disposal of: 222,222 Preferred
                                             Shares if warrants exercised.
                                    (iv)     shared power to dispose or direct
                                             disposal of: None

         Item 5.(c) None, except for transactions disclosed in this Amendment No. 1.

         Item 5.(d)        Previous disclosure unchanged.

         Item 5.(e)        Previous disclosure unchanged

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Previous disclosure unchanged except that in connection with the transactions reported in this Amendment No. 1, the Reporting Person has entered into the Stock Purchase Agreement for the sale of the shares of Common Stock to John S. McMullen and the Termination Agreement pursuant to which the Stockholders' Agreement dated June 9, 1999 was terminated.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         In addition to the exhibits previously filed, which remain unchanged, the following documents are filed herewith as an exhibit to this statement:

         (1)      Stock Purchase Agreement dated August 31, 2001 between David
                  A. Straz, Jr. and John S. McMullen.

         (2) Termination Agreement dated August 30, 2001 among David A. Straz, Jr., Roy E. Crippen, III, RCF Company LTD. Partnership, Roy Edward Crippen, III (1998) Annuity Trust Under Agreement Dated October 26, 1998, Marc J. Fratello and MJF Limited Partnership.

                                  SCHEDULE 13D

CUSIP NO. 78931P                                               PAGE 5 OF 6 PAGES


         (3) Warrant for the Purchase of Shares of Series C Convertible Preferred Stock dated August 30, 2001.

                                  SCHEDULE 13D


CUSIP NO. 78931P                                               PAGE 6 OF 6 PAGES


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      David A. Straz, Jr., Individually


                                      By:/s/ David A. Straz, Jr.
                                         ---------------------------------------
                                         David A. Straz, Jr.
                                         Individually



Date: October 8, 2001

                                  SCHEDULE 13D

CUSIP NO. 78931P


                                  EXHIBIT INDEX

                                     EXHIBIT

(1) Stock Purchase Agreement dated August 31, 2001 between David A. Straz, Jr. and John S. McMullen.

(2) Termination Agreement dated August 30, 2001 among David A. Straz, Jr., Roy E. Crippen, III, RCF Company Ltd. Partnership, Roy Edward Crippen, III (1998) Annuity Trust Under Agreement Dated October 26, 1998, Marc
         J. Fratello and MJF Limited Partnership.

(3) Warrant for the Purchase of Shares of Series C Convertible Preferred Stock dated August 30, 2001.